UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 15, 2025

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

105 W. 125th Street

New York, NY 10027

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Additional Borrowings

As previously disclosed in the Company’s latest Offering Circular, which can be found here, If a Series does not initially enter into a Refinance Note or other indebtedness, it may seek to finance or further refinance any outstanding indebtedness, including the Acquisition Note and if applicable, the Refinance Note with an additional mortgage or other debt financing, including with either an affiliate or a third party (each, an “Additional Borrowing”).

On June 15, 2025, each of the following Series entered into an Additional Borrowing with Yishai Cohen, the terms of which are listed in the table below and as per form of loan agreement attached as Exhibit 6.1. These short term, 0% interest loans were made in response to imminent payment demands by senior lenders in connection with reinstatement amounts required to avoid events of default and pending foreclosure actions.

The Series were unable to secure alternative third–party financing within the required timeframe despite commercially reasonable efforts. The Additional Borrowings were necessary to preserve the underlying assets and protect the value of the properties on behalf of the investors. Mr. Cohen's loans were critical in enabling the Series to maintain control of the assets, avoid lender enforcement actions, and pursue refinancing or orderly sale strategies aimed at maximizing value for the Series' investors.

Series	Address	Loan Amount	Interest Rate	Maturity Date
Landa App 2 LLC – 45 Robertford Drive Covington Georgia LLC	45 Robertford Drive, Covington, Georgia, 30016	$21,650.73	0%	July 15, 2025
Landa App 2 LLC – 4085 Springvale Way McDonough Georgia LLC	4085 Springvale Way, McDonough, Georgia, 30252	$14,756.54	0%	July 15, 2025
Landa App 2 LLC – 3192 Lake Monroe Road Douglasville Georgia LLC	3192 Lake Monroe Road, Douglasville, Georgia, 30135	$12,796.93	0%	July 15, 2025
Landa App 2 LLC – 126 Wildwood Road Stockbridge Georgia LLC	126 Wildwood Road, Stockbridge, Georgia, 30281	$14,084.14	0%	July 15, 2025
Landa App LLC – 153 Spring Valley Circle Stockbridge Georgia LLC	153 Spring Valley Circle, Stockbridge, Georgia, 30281	$15,840.93	0%	July 15, 2025
Landa App LLC – 303 Kellys Walk Locust Grove Georgia LLC	303 Kellys Walk, Locust Grove, Georgia, 30248	$19,364.17	0%	July 15, 2025
Landa App LLC – 2174 Scarbrough Road Stone Mountain Georgia LLC	2174 Scarbrough Road, Stone Mountain, Georgia, 30088	$13,346.80	0%	July 15, 2025

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Form of Loan Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA APP 2 LLC

By:	Landa Holdings, Inc
Its:	Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	CEO

Date: June 18, 2025